Exhibit 99.1

MAG SILVER CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

MAG Silver Corp. (the “Corporation”) is committed to the highest standards of legal and ethical business conduct.  This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that the Corporation must follow to promote integrity and deter wrongdoing and is a reminder to our directors, officers and employees of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every director, officer and employee of the Corporation or any of its subsidiaries.

INTRODUCTION
Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply.  To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation.  It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed.  If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Chair, Chair of the Nomination Committee or the Chair of the Audit Committee (the “Audit Committee”) of the Board of Directors of the Corporation (the “Board”).

We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code.  Violations of the law, our corporate policies or this Code may lead to disciplinary action, including dismissal.

I.	We Insist on Honest and Ethical Conduct by all of our Directors, Officers, Employees and Other Representatives

We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings.  We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal interests and professional duties.

Fair Dealing

Directors, officers and employees are required to deal honestly and fairly in the best interests of the Corporation, and in a manner which fosters a climate of mutual respect with one another and with our business partners, competitors, customers, security holders, suppliers, employees, consultants and other third parties including the communities in which we operate.  In our dealings with these parties, we:

•	prohibit bribes, kickbacks and any other form of improper payment, direct or indirect;

•	prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

•
limit the acceptance or offering of any gifts to or from our business partners to those which are of reasonable value and are appropriate or customary in given business relationships, and prohibit our directors, officers and employees from offering any gifts or other benefits to public officials as consideration either for actions taken (or not taken) by the public official or for the official’s agreement to influence the action (or inaction) of its organization;

•	limit marketing and entertainment expenditures to those that are reasonable, job-related and consistent with our policies;

•	require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

•	protect all proprietary data provided to us by third parties as reflected in our agreements with them;

•
prohibit our representatives from otherwise taking unfair advantage of our business partners or other third parties through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice; and

•	conduct all material transactions in a transparent manner.

Conflicts of Interest

Our directors, officers and employees are required to take reasonable steps to avoid situations that give rise to a conflict between their personal interests and the interests of the Corporation.   All directors, officers and employees have an obligation to act in the best interests of the Corporation at all times.

A conflict of interest will arise when a director, officer or employee must choose between the Corporation’s best interests and his or her personal interests. Examples of such conflicts could include, but are not limited to:

•	accepting outside employment with, or accepting personal payments from, any organization which does business with the Corporation or is a competitor of the Corporation;

•
furnishing, directly or indirectly, on behalf of the Corporation, expensive gifts or providing excessive entertainment or benefits to other persons. Employees, whose duties permit them to do so, may furnish modest gifts, favours and entertainment where legally permitted and in accordance with local business practices, to persons or entities doing business or seeking to do business with the Corporation, other than public officials, provided all of the following are met:

(a)	no gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient or to be perceived as such;

(b)	no gift or entertainment shall be made of cash, bonds or negotiable securities and shall be of limited value so as not to appear to be a bribe, payoff or other improper payment;

(c)	no gift and entertainment shall be unusual as a matter of general and accepted business practice;

(d)	no gift or entertainment shall contravene any law and or not be in accordance with generally accepted ethical practices; and

(e)	no gift or entertainment shall be of an amount or nature that, if subsequently disclosed to the public, their provision would not in any way embarrass the Corporation or their recipients.

•
accepting gifts, favors or entertainment of such a nature as might affect, or reasonably be perceived to affect, an employee's judgment or conduct in matters involving the Corporation. Modest gifts and reasonable entertainment may be received from business associates of the Corporation.  Employees should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special valuable privileges, or loans from any person (except from financial advisors or persons in the business of lending and then on conventional terms) or from any organization or group that do, or is seeking to do, business with the Corporation or any of its affiliates, or from a competitor of the Corporation or any of its affiliates.  However, occasionally there are special circumstances that may apply and, in such cases, permission must be obtained from the CEO, Chair or the Chair of the Audit Committee.

•	competing with the Corporation for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the Corporation has an interest;

•	having family members who have a financial interest in a firm which does business with the Corporation; and

•	having an interest in a transaction involving the Corporation or a customer, business partner or supplier (not including routine investments in publicly traded companies).

Any situation where the judgment of a director, officer or employee may be compromised, where he or she could exercise undue favoritism to any party or where he or she receives a personal benefit of some kind is potentially a conflict of interest.  All personnel of the Corporation must strive to avoid situations that create a conflict or create the potential for a conflict.

Where circumstances in which a conflict, or potential conflict, of interest comes to his or her knowledge, then the director, officer or employee must immediately disclose the facts to the Corporation.  If a director, officer or employee becomes aware of a material transaction or relationship (including those involving family members) that might reasonably be expected to give rise to a conflict of interest, he or she should discuss the matter promptly with the CEO, Chair or the Chair of the Audit Committee.

Where a director has a conflict of interest, such director shall withdraw from any meeting of the Board, if required by the Board, while discussion on the applicable material contract or transaction or proposed material contract or transaction is taking place and shall refrain from voting on the subject under consideration, but this shall not prevent the Board from calling him or her into the meeting to answer any questions regarding the matter under discussion nor shall it release the director from his or her obligation to inform the Board.  A director is not required to withdraw from a meeting of the Board or refrain from voting where the conflict is solely in respect of a matter where corporate law would otherwise permit the director to attend and vote, including with respect to the remuneration of the director in that person’s capacity as a director of the Corporation.

Corporate Opportunities

Directors, officers and employees are prohibited from using the Corporation’s property or information or their position with the Corporation for personal gain and taking personal advantage of opportunities that are discovered through the use of the Corporation’s property or information or through their position with the Corporation.

Confidentiality and Corporate Assets

Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners.  This information may include (1) technical or scientific information about current and future projects, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to us or our business partners.  This information is our property, or the property of our business partners, and in many cases was developed at great expense.  Our directors, officers and employees shall:

•	Not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

•	Use confidential information only for our legitimate business purposes and not for personal gain;

•	Not disclose confidential information to third parties; and

•	Not improperly use the Corporation’s property or resources for personal gain or the personal gain of anyone else.

FUNDAMENTAL RIGHTS

The Corporation is committed to providing all employees a workplace that respects their basic human rights.  Each director, officer and employee at the Corporation has the right to work in an environment that is free from discrimination and harassment, including sexual harassment.  Every director, officer and employee is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment. The Corporation will take every incident of harassment or discrimination very seriously, and any director, officer and employee that is found to have engaged in conduct constituting discrimination or harassment will be disciplined.  In appropriate circumstances, officers or employees who have engaged in such conduct will be dismissed or removed from office, and, in the case of a director that is found to have engaged in such conduct, the Corporation may take the necessary steps to remove the director from his or her position as a director, including seeking the approval of the shareholders of the Corporation.

II.	We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders, investors and other stakeholders with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators.  To this end, our directors, officers and employees shall:

•	not make false or misleading entries in our books and records for any reason;

•	not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

•	comply with generally accepted accounting principles at all times;

•	notify our Chief Financial Officer and/or the Chair of the Audit Committee if there is an unreported transaction;

•	maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

•	maintain books and records that accurately and fairly reflect our transactions;

•	prohibit the establishment of any undisclosed or unrecorded funds or assets;

•
maintain a system of internal controls that will provide reasonable assurances to our management and to the Board that material information about the Corporation is made known to management and the Board, particularly during the periods in which our periodic reports are being prepared;

•	present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

•	not communicate to the public any nonpublic information unless expressly authorized to do so.

We have also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy, which governs our disclosure policies.  A copy of the Timely Disclosure, Confidentiality and Insider Trading Policy can be obtained from the Corporate Secretary or the Chair of the Governance and Nomination Committee.

III.           We Comply with all Laws, Rules and Regulations

We will comply with all laws, rules, regulations and policies (collectively, the “Applicable Laws”) that are applicable to our activities, and expect all our directors, officers and employees to obey the Applicable Laws.  Specifically, unless otherwise required by Applicable Laws, we are committed to:

•	maintaining a safe and healthy work environment;

•
promoting a workplace that is free from discrimination or harassment based on race, colour, religion, gender, age, national origin, disability or other factors that are unrelated to the Corporation’s business interests;

•	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	conducting our activities in full compliance with all applicable environmental laws;

•	keeping the political activities of our directors, officers and employees separate from our business;

•	prohibiting any illegal payments, gifts, or gratuities to any government officials or political party or to any other person or Corporation;

•	prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

•	prohibiting the sale or export, either directly or through our representatives, of our products to countries where goods such as ours may not be sold; and

•	complying with all applicable securities laws.

Our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about the Corporation.  We have adopted an Insider Trading Policy in this regard, with which all directors, officers and employees must comply.

REPORTING, WAIVER AND EFFECT OF VIOLATIONS

Compliance with this Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution.  It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and if the normal chain of command cannot, for whatever reason, be used.

Administration

Our Board and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code.  To ensure familiarity with the Code, directors, officers, and employees will be asked to read the Code and sign a Compliance Certificate annually.  Upon request, the Corporation will provide access to Blake, Cassels & Graydon LLP, our external legal counsel, to answer any questions that directors, officers and employees may have regarding their obligations under the Code.

Reporting Violations and Questions

Directors, officers, and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee.  Additionally, directors, officers, and employees may contact the Chair, the Chair of the Governance and Nomination Committee or  the Chair of the Audit Committee with a question or concern about this Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to Blake, Cassels & Graydon LLP, our external legal counsel.  The addresses and telephone numbers of these persons are listed in the attachment to this Code.

We will not allow any harassment, retaliation or any type of discrimination against a director, officer or employee who acts in good faith in reporting any violation

The Audit Committee, or a designated member of the Audit Committee, will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures and the Chair of the Governance and Nomination Committee will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures for any other matter involving the Audit Committee Chair, when required.  All reports will be treated confidentially to every extent possible, consistent with the need to conduct an adequate investigation. All complaints, results of investigations, if any, and reports will be retained for seven years.

Consequences of a Violation

Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include demotion or, in appropriate circumstances, or upon shareholder approval, if applicable, immediate discharge or removal.  In addition, violation of any laws, governmental regulations or this Code could result in public disclosure of such violation including, without limitation, the names of parties involved.

Requests for Waivers

Requests for waivers from this Code must be delivered to the Audit Committee in writing, together with a summary of all relevant facts and circumstances.  Waivers with respect to directors and officers may only be granted by the Board.  Waivers with respect to non-officer employees may be granted by the Chair of the Audit Committee. The director, officer or employee to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which the Corporation’s stock may be listed).

Names and Addresses (as of June 2015)

Reporting Contacts:

Chair of Audit Committee:		Board Chair:

Name:	Peter Barnes	Name:	Jonathan Rubenstein
Address:	MAG Silver Corp.	Address:	MAG Silver Corp.
	#770 – 800 West Pender Street		#770 – 800 West Pender Street
	Vancouver, BC V6C 2V6		Vancouver, BC V6C 2V6
Phone:	604-630-1399	Phone:	604-630-1399
E-mail:	pbarnes@magsilver.com	E-mail:	jrubenstein@magsilver.com

Chair of Governance and Nomination Committee:

Name:	Rick Clark
Address:	MAG Silver Corp.
#770 – 800 West Pender Street
Vancouver, BC V6C 2V6
Phone:	604-630-1399
E-mail:	rclark@magsilver.com

Additional Reporting Contacts:

Our external legal counsel in Canada:

Blake, Cassels & Graydon LLP
Attn: Bob Wooder
Suite 2600, 595 Burrard Street
P.O. Box 49314, 3 Bentall Centre
Vancouver, British Columbia
Canada  V7X 1L3
Phone: (604) 631-3300
Fax: (604) 631-3309
E-mail: bob.wooder@blakes.com

Our external legal counsel for the U.S.:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Attn: Chris Cummings
77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3
Phone: (416) 504-0522
Phone: (212) 373-3434
Email: ccummings@paulweiss.com

Revisions to the Code of Business Conduct & Ethics were approved by the Board of Directors on the 22nd day of June 2015.

COMPLIANCE CERTIFICATE

I have read and understand the Code of Business Conduct and Ethics of MAG Silver Corp. (the “Code”).  I will adhere in all respects to the ethical standards described in the Code.  I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to MAG Silver Corp. that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:	Signature:
Name:
Title/Position:

Check one of the following:

☐           A Statement of Exceptions is attached.

☐           No Statement of Exceptions is attached.